

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2021

Iurii Abramovici
President
Incordex Corp.
6 Rosemary Way
Nuneaton, United Kingdom CV10 7ST

> **Re: Incordex Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 16, 2020**
> **File No. 333-248609**

Dear Mr. Abramovici:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amended Registration Statement on Form S-1

Dilution, page 16

1. We note the changes you made in response to comment 2. Please ensure that you reflect the per share amounts, where the line item is identified as a per share item.

Executive Compensation, page 26

2. Please update your disclosure to include compensation for the most recently completed fiscal year end. See Item 402 of Regulation S-K.

Iurii Abramovici
Incordex Corp.
January 6, 2021
Page 2

Statement of Cash Flows, page F-13

3.   Please tell us why you do not reflect the decrease in prepaid expenses as an offset to the cash flows used in operating activities.

    You may contact Keira Nakada at 202-551-3659 or Teresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services